UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____October 1, 2004______________

Date

CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

August 31, 2004

News Release

HEMLO WORK PROGRAM COMMENCES

SMOKE LAKE GOLD PROJECT

Vancouver, BC August 31st, 2004 - CanAlaska Ventures Ltd. (CVV: TSX V) is pleased to report the commencement of fieldwork on its Smoke Lake Gold project in the Hemlo-Schreiber gold belt.  An experienced prospecting and mapping crew is currently on the property carrying out extensive soil sampling and target definition for a proposed diamond drill program later this season.

HEMLO PROJECT
Ontario
Smoke Lake
Thunder Bay
Ottawa
Toronto
N
W
E
S
SMOKE LAKE
PROPERTY
HEMLO MINES
Marathon
Lake Superior
0 1 2 4
Kilometers
Legend
Staked Claims
CanAlaska
Others

The property lies within the Hemlo-Schreiber Greenstone belt, 25km northwest of the prolific Williams, Golden Giant and David Bell gold mines.

The Hemlo Camp has produced approximately 24 million ounces of gold in less than 20 years (Canadian Mining Journal, June 2004). Lying within this prolific district, the Smoke Lake Property has been intermittently explored since gold was first discovered there in 1994.  CanAlaska under a recent option agreement has negotiated the right to earn up to a 100% interest in the Smoke Lake Gold Property

News Release

August 31, 2004

Multiple zones of high-grade gold mineralization and Bonanza gold grades, assaying as high as 846.9 gm/t gold, are known to exist on the property.  Previous work on the property which included geophysics and mapping outlined several high priority targets which were never followed up.

 The qualified person for this release is Peter Dasler, PGeo, President of CanAlaska Ventures Ltd.

ABOUT CANALASKA

CanAlaska is a mineral exploration company with gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects.

On behalf of the Board of Directors

“Peter Dasler”

Peter Dasler, President

Investor Contact:

Spiros Cacos

Manager, Investor Relations

Tel: 604.685.1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 31, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

September 21, 2004

Item 3: Press Release

A Press release dated and issued September 21, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Aggressive Uranium Exploration Project Acquisition Underway.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. announced today following an extensive review of uranium prospects, throughout the United States, Canada and Australia, that it has mobilized a staking crew to acquire what it considers to be highly prospective ground within the Athabasca Basin of Saskatchewan. The Athabasca Basin hosts major uranium deposits such as Cigar Lake and McArthur River, considered to be the world’s highest-grade uranium deposits. Production from the Athabasca Basin accounts for 32% of the worlds supply of uranium.

In addition to staking CanAlaska is actively negotiating on several other drill ready targets, in order to rapidly develop its uranium exploration portfolio and retained two key technical consultants to guide the Company in its uranium exploration efforts; Mr Jack Moore, former Manager of Uranium Exploration in North America for Union Carbide Corporation, and Mr William Cohen formerly Mine Superintendent and Manager of Mining Engineering for Union Carbide Corporation. Mr. Moore has worked for 45 years on uranium projects in Canada including the Athabasca Basin, United States, South Africa, Morocco, Pakistan and Mexico. Mr. William Cohen, has extensive experience in uranium exploration and development, and worked for Union Carbide Corporation for 21 years, in geological and Senior Mining Engineering positions.

There are currently 437 nuclear plants in operation throughout the world, with another 40 in various stages of construction. Existing power reactors require approximately 75,000 tonnes U308 per year.  Worldwide production for 2003 was estimated at 42,300 tonnes of uranium oxide concentrate (U3O8). The current price for U308 is $19.65/ lb, well up from its low of $ 7.00 lb in early 2001 and is widely expected to increase as demand continues to outpace supply.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing.

The qualified person for this release is Peter Dasler, PGeo, President of CanAlaska Ventures Ltd.

ABOUT CANALASKA

CanAlaska is a mineral exploration company with gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 22, 2004_________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

FOR IMMEDIATE RELEASE

News Release

Aggressive Uranium Exploration Project Acquisition Underway

• Key Technical Consultants Retained.

Vancouver, BC – September 21th, 2004.  CanAlaska Ventures Ltd. announced today following an extensive review of uranium prospects, throughout the United States, Canada and Australia, that it has mobilized a staking crew to acquire what it considers to be highly prospective ground within the Athabasca Basin of Saskatchewan. The Athabasca Basin hosts major uranium deposits such as Cigar Lake and McArthur River, considered to be the world’s highest-grade uranium deposits. Production from the Athabasca Basin accounts for 32% of the worlds supply of uranium.

In addition to staking CanAlaska is actively negotiating on several other drill ready targets, in order to rapidly develop its uranium exploration portfolio and retained two key technical consultants to guide the Company in its uranium exploration efforts; Mr Jack Moore, former Manager of Uranium Exploration in North America for Union Carbide Corporation, and Mr William Cohen formerly Mine Superintendent and Manager of Mining Engineering for Union Carbide Corporation. Mr. Moore has worked for 45 years on uranium projects in Canada including the Athabasca Basin, United States, South Africa, Morocco, Pakistan and Mexico. Mr. William Cohen, has extensive experience in uranium exploration and development, and worked for Union Carbide Corporation for 21 years, in geological and Senior Mining Engineering positions.

There are currently 437 nuclear plants in operation throughout the world, with another 40 in various stages of construction. Existing power reactors require approximately 75,000 tonnes U308 per year.  Worldwide production for 2003 was estimated at 42,300 tonnes of uranium oxide concentrate (U3O8). The current price for U308 is $19.65/ lb, well up from its low of $ 7.00 lb in early 2001 and is widely expected to increase as demand continues to outpace supply.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing.

The qualified person for this release is Peter Dasler, PGeo, President of CanAlaska Ventures Ltd.

News Release

September 21, 2004

ABOUT CANALASKA

CanAlaska is a mineral exploration company with gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral projects

On behalf of the Board of Directors

“Peter Dasler”

Peter Dasler, President

Investor Contact:

Spiros Cacos

Manager, Investor Relations

Tel: 604.685.1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

September 21, 2004

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 July 2004 and 2003

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	July 31, 2004	April 30, 2004
Current
Cash and cash equivalents	$1,175,786	$1,280,871
Accounts and advances receivable	6,846	10,819
Portfolio investments (Note 3)	429,044	401,244
	1,611,676	1,692,934
Restricted Cash - Flow-Through (Note 8b)	722,396	731,006
Long-Term Investments (Note 4)	1	1
Mineral Property Costs - Schedule (Note 5)	2,013,140	2,033,644
Property, Plant and Equipment (Note 6)	53,404	53,404
	$4,400,617	$4,510,989

LIABILITIES
Current
Accounts payable and accrued liabilities	$54,148	$67,298

	54,148	67,298
Commitments (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
27,314,439(April 30, 2004 –27,314,439) shares outstanding	21,504,036	21,463,867
Deficit - Statement 2	(17,157,567)	(17,020,176)
	4,346,469	4,443,691
	$4,400,617	$4,510,989

ON BEHALF OF THE BOARD:

     “Harry Barr”                                  , Director

      “Bernard Barlin”                           , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2001	10,220,783	$18,126,970	$(14,691,704)	$3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Finders' fee	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	18,706,926	(16,307,695)	2,399,231
Issuance of shares for:
- Private placements	11,118,944	2,401,630	-	2,401,630
- Properties	350,000	122,000	-	122,000
- Exercise of warrants	738,333	102,417	-	102,417
- Exercise of options	40,000	6,000	-	6,000
- Finders’ fees	392,045	-	-	-
Share issuance costs	-	(32,106)	-	(32,106)
Stock-based compensation	-	157,000	-	157,000
Loss for the year	-	-	(712,481)	(712,481)
Balance – 30 April 2004	27,314,439	$21,463,867	$(17,020,176)	$4,443,691
Issuance of shares for:
- Private placements	-	-	-	-
- Properties	-	-	-	-
- Exercise of warrants	-	-	-	-
- Exercise of options	-	-	-	-
- Finders’ fees	-	-	-	-
Share issuance costs	-	(1,831)	-	(1,831)
Stock-based compensation	-	42,000	-	42,000
Loss for the year	-	-	(137,391)	(137,391)
Balance – 31 July 2004	27,314,439	$21,504,036	$(17,157,567)	$4,346,469

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Three Months Ended 31 July
	2004	2003
General and Administrative Expenses
Consulting fees	$19,727	$5,468
Stock compensation	42,000	-
Management fees	23,153	22,785
Accounting and audit	3,500	1,800
Insurance, licenses and filing	3,940	5,339
Rent	10,003	10,003
Shareholder relations	11,151	985
Wages, commissions and benefits	11,443	8,975
Office and miscellaneous	4,089	2,176
Travel, food and lodging	9,841	234
Bank charges and interest	512	464
Legal fees	145	975
	139,504	59,204
Other Income (Expense)
Mineral property costs written off	-	-
Write-down of investments (Note 3)	-	-
Foreign exchange, net	-	1,260
Loss from equity investments	-	-
Corporation capital tax	-	-
Gain on sale of property, plant and equipment	-	(15,118)
Insurance proceeds	-	-
Reimbursement of administration costs	-	-
Mineral property recoveries in excess of expenditures	-	-
Interest and other income	(2,113)	(206)
Gain (loss) on sale of portfolio investments	-	-
Option payment received on properties written off	-	-
	(2,113)	(14,064)

Loss for the Period	$(137,391)	$(45,140)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Three Months Ended 31 July
Cash Resources Provided By (Used In)	2004	2003
Operating Activities
Loss for the period	$(137,391)	$(45,140)
Items not affecting cash
Loss (gain) on sale of portfolio investments	-)	-
Loss from equity investments	-	-
Write-down of portfolio investments	-	-
Mineral property costs written off	-	-
Amortization	-	-
Gain on sale of property, plant and equipment	-	(15,118)
Stock-based compensation expense (Note 8(d)(ii))	42,000	-
Option payment received on properties written off		-
	(95,391)	(60,258)
Changes in non-cash working capital	(11,008)	24,855
	(106,399)	(35,403)
Investing Activities
Proceeds from (purchase of) portfolio investments, net	-	-
Proceeds from (purchase of) long-term investments	-	-
Mineral property expenditures	(37,296)	(421)
Recovery of mineral property expenditures	-	-
Option payments received	30,000	-
Proceeds from sale of property, plant and equipment	-	-
Purchase of property, plant and equipment	-	16,382
	(7,296)	15,961
Financing Activities
Loan payable	-	-
Shares issued for cash	-	-
	-	-

Net Increase (Decrease) in Cash and Cash Equivalents	(113,695)	(19,442)
Cash and cash equivalents - Beginning of period	2,011,877	213,355
Cash and Cash Equivalents - End of Period	$1,898,182	$193,913

Cash and Cash Equivalents Consists of:
Cash	1,175,786	4128,073
Restricted cash – flow-through	722,396	65,840
	$1,898,182	$193,913

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$5,000
Shares issued for services	$-	$-
Shares issued for debt	$-	$-
Shares issued for finders’ fees	$-	$-
Shares received for mineral properties	$(27,800)	$-
Stock-based compensation expense included in share capital	$42,000	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	2004
	Acquisition Costs	Exploration Costs	July 31, 2004 Total	April 30, 2004 Total
Alaska Properties
Acquisition	$-	$-	$-	$9,807
General exploration costs	-	-	-	6,333
Option payments received- cash	(30,000)		(30,000)	-
Option payments received - shares	(14,000)	-	(14,000)	-
	(44,000)	-	(44,000)	16,140

Manitoba Property
Starlight
Acquisition	-	-	-	-
Reimbursement of exploration costs	-	-	-	-
	-	-	-	-

Ontario Properties
Baird and Birch-Uchi
Acquisition	-	-	-	5,000
General exploration costs	-	-	-	9,101
Option payments received	-	-	-	(10,000)
	-	-	-	4,101

Quebec Properties
Otish Mountain
Geophysical	-	-	-	6,947
Claim rentals	-	-	-	12,125
	-	-	-	19,072
Glitter Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
Option payments received- shares	(13,800)	-	(13,800)	-
Option payments received- cash	-	-	-	(10,000)
	(13,800)	-	(13,800)	(10,000)
Raglan
Acquisition	-	-	-	-

Balances Carried Forward	$(57,800)	$-	$(57,800)	$29,313

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	2004
	Acquisition Costs	Exploration Costs	Total	2003 Total
Balances Brought Forward	$(57,800)	$-	$(57,800)	$29,313

Newfoundland Properties
Botwood Basin and Gander
Acquisition	-	-	-	-
Staking	-	-	-	-
Drilling	-	-	-	-
Consulting	-	-	-	-
Geophysics	-	-	-	-
General exploration costs	-	-	-	-
Government assistance	-	-	-	-
	-	-	-	-

British Columbia Property
Zeballos
Staking	-	-	-	4,661
General exploration costs	-	1,235	1,235	37,344
Assays	-	-	-	16,945
Mineral taxes	-	421	421	1,211
	-	1,656	1,656	60,161

New Zealand Properties
Acquisition	-	-	-	143,600
Engineering and consulting	-	1,126	1,126	27,149
General exploration costs	-	11,951	11,951	10,138
	-	13,077	13,077	180,887

General Exploration	-	22,563	22,563	2,952

Costs for the Year	(57,800)	37,296	(20,504)	273,313
Balance - Beginning of year	485,368	1,548,276	2,033,644	1,760,186
Mineral property costs written off	-	-	-	(24,855)
Option payment received on properties written off	-	-	-	25,000
Balance - End of Year	$427,568	$1,585,572	$2,013,140	$2,033,644

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA, and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The Company places its cash with institutions of high credit worthiness.

c)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received for the sale of a resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Environmental Expenditures - Continued

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Property, Plant and Equipment and Amortization

Property, plant and equipment are carried at cost less accumulated amortization.  The Company provides for amortization on the following basis:

  Office equipment - 20% declining balance method

  Automotive equipment - 30% declining balance method

  Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value as determined by management.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Stock-Based Compensation - Change in Accounting Policy

The Company adopted the recommendation of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 May 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the fiscal year beginning 1 May 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Flow-through Shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.  As the Company’s current flow-through share agreement is dated 15 December 2003, there is no impact on the financial statements for the current year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

l)

Flow-through Shares - Continued

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, restricted cash - flow-through, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Portfolio Investments

Details are as follows:

	2004		2003
	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	$252,679	$536,418	$227,035
Freegold Ventures Ltd. ("ITF")	101,902	102,902	100,647
Other portfolio investments	74,463	135,214	84,893
	$429,044	$774,534	$412,575

These investments have been accounted for using the lower of cost and market valuation method.  Both PFN and ITF are companies with certain directors in common with the Company.  During the year, the Company had a gain on sale on portfolio investments of $Nil. The maximum percentage owned of PFN or ITF by the Company at any time during the year was less than 10%.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

4.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the Company invested $546,658 representing a 40% interest in WebDispatchers, a British Columbia private company involved in software development.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

5.

Mineral Property Costs

Details are as follows:

	July 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30, 2004 Total
Alaska Properties	$148,865	$1,297,683	$1,446,548	$1,490,548
British Columbia Properties
Quesnel Canyon	1	-	1	1
Zeballos	4,661	57,156	61,817	60,161
Ontario Properties
Baird and Birch-Uchi	-	-	-	-
Quebec Properties
Otish Mountain	90,376	88,541	178,917	178,917
Glitter Lake	29,825	69,265	99,090	112,890
Raglan	10,240	-	10,240	10,240
General property investigation	-	22,563	22,563	-
New Zealand Properties	143,600	50,364	193,964	180,887
	$427,568	$1,585,572	$2,013,140	$2,033,644

a)

Alaska Properties

The Company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The Company has a 100% interest in eleven lode mining claims acquired by staking.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

a)

Alaska Properties – Continued

i)

Rainbow Hills Claims – Continued

By agreement dated 28 August 2003 the Company granted Freegold Ventures Ltd. (“ITF”) a company with certain directors and officers in common, the right to earn up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, ITF, at its option, must complete the following:

	Shares	Cash Payments (US Funds)	Exploration Expenditures (US Funds)
Upon execution of the agreement (received)	-	$10,000	$-
Within 5 days of regulatory approval (received)	50,000	-	-
On or before 31 December 2003 (received)	-	20,000	10,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2009	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

ITF will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, ITF may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return (“IRR”) in excess of 15%, ITF will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company (“Major”) elects to participate in the project before ITF vests with a 50% interest (with ITF having expended less than US$1,000,000), ITF will issue up to a million shares to the Company.  In the event that a Major elects to participate in the project before ITF vests with a 50% interest (after ITF has expended US$1,000,000 but has not expended US$2,000,000), ITF will issue up to 750,000 shares to the Company.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the Company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the Company, at its option, must pay US$28,500 and incur US$250,000 (approximately US$50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the Company.

b)

British Columbia Properties

i)

Quesnel Canyon

The Company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management wrote down the costs on this property to $1 in a prior year.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in 22 Crown-granted and 11 reverted Crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties.  Due to market conditions at that time and lack of exploration undertaken on the property, management wrote off the costs on the property in a prior year.  The Company acquired a 100% interest in the property on 10 December 2002, and in December 2003, an exploration program was undertaken.

c)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $71,000 ($3,000 paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the Company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the Company, at its option, must issue 100,000 shares (25,000 issued) and make cash payments of $68,000 ($Nil paid).

During the year, the Company terminated the agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

By an agreement dated 9 April 2003, the Company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (62,500 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

d)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the Company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the Company, at its option, must complete the following:

  Pay $46,456 for reimbursement of staking and transfer costs (paid)

  Issue 200,000 common shares (issued)

  Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2004 the Company has incurred approximately $179,000.

In addition, the Company agreed to pay the optionor:

  a 10% fee for being the field manager (up to $250,000)

  an additional $25,000 in the event the Company intersects kimberlite in a drill program

  $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% net smelter returns royalty (“NSR”).  The Company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

The property is subject to a 1.5% NSR.

By agreement dated 15 August 2003, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
Within 5 business days of receiving regulatory approval	(received)	-	20,000	-
On or before 15 August 2004		15,000	-	-
On or before 28 May 2005		-	20,000	-
On or before 28 January 2005		-	-	150,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

iii)

Raglan

During the prior year, the Company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

e)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the Company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.

ii)

Gander

The Company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the prior year, all amounts relating to the Newfoundland properties were written off.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

5.

Mineral Property Costs - Continued

f)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade Projects and 100% interest in a New Zealand company.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following two prospecting permits: Granite Dome which covers 1544 sq km and Greymouth North which covers 235 sq km. The Company has also made application for two additional permits which have not been granted as at the year end.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	July 31, 2004 Net Book Value	April 30, 2004 Net Book Value
Office equipment	$195,633	$172,433	$23,200	$23,200
Automotive equipment	35,535	5,331	30,204	30,204
Mining equipment	215,516	215,516	-	-
	$446,684	$393,280	$53,404	$53,404

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

7.

Loan Payable

The loan payable bears interest at 10.75% per annum and is repayable in monthly payments of $777.  During the previous year, the loan matured and was paid in full.

8.

Share Capital

a)

Private Placements

During the previous year, the Company issued 1,500,000 units at a price of $0.10 for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable for three years after the issue date at $0.12 per share. A total of 645,000  units were purchased by related parties.

During the previous year, the Company issued 3,500,000 at a price of $0.10 for gross proceeds of $350,000. Each unit consists of one common share and one share purchase warrant exercisable for two years after the issue date at $0.12 per share. The agents received 245,000 finder’s units. Each finder’s unit consists of one common share and one share purchase warrant having the same terms as the issued warrants.

During the previous year, the Company issued 2,000,000 units at a price of $0.23 for gross proceeds of $460,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 12 months after the issue date at $0.33 per share. The agents received 16,555 common shares of the Company. A total of 47,583 units were purchased by related parties.

During the previous year, the Company issued 2,118,944 flow-through units at a price of $0.35 for gross proceeds of $741,630. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for 12 months after the issue date at $0.45 per share. The agents received 60,000 finder’s units and 8,540 common shares of the Company. Each finder’s unit consists of one common share and one share purchase warrant having the same terms as the issued warrants.

During the previous year, the Company issued 2,000,000 units at a price of $0.35 for gross proceeds of $700,000. Each unit consists of one common share and one-half share purchase warrant exercisable for 12 months after the issue date at $0.45 per share. The agents received 61,950 common shares of the Company.

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that have not been spent on qualifying CEE as at the balance sheet date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

8.

Share Capital - Continued

c)

Exercise of Warrants and Options

i)

During the period, no warrants or options were exercised.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

i)

A summary of the Company’s options at 31 July 2004 and the changes for the year are as follows:

Number outstanding 30 April 2004	Granted	Exercised	Expired / Cancelled	Number outstanding 31 July 2004	Exercise price per share	Expiry date
-	-	-	-	-
4,000	-	-	(4,000)	-	$0.50	31 May 2004
154,000	-	-	-	154,000	$0.50	23 February 2005
78,000	-	-	-	78,000	$0.50	18 April 2006
10,000	-	-	-	10,000	$0.50	7 August 2006
16,000		-	-	16,000	$0.50	28 August 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
-	-	-	-	-	$0.15	1 September 2004
40,000	-	-	(40,000)	-	$0.20	1 September 2004
40,000	-	-	(40,000)	-	$0.25	1 September 2004
40,000	-	-	(40,000)	-	$0.30	1 September 2004
150,000	-	-	-	150,000	$0.32	1 May 2005
130,000	-	-	-	130,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
1,000,000	-	-	(30,000)	970,000	$0.25	10 September 2008
-	1,076,000	-	-	1,076,000	$0.10	25 June 2008
1,828,165	-	-	-	2,750,165

As at 30 April 2004, 603,000 options out of the 1,640,000 options granted have fully vested.

As at 31 July 2004, 1,000,000 options out of the 1,076,000 options granted on June 25, 2004 are vested over 4 years and 76,000 out of the 1,076,000 options granted on June 25, 2004 are vested over one year.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

8.

Share Capital - Continued

d)

Share Purchase Options - Continued

ii)

Stock-Based Compensation

Effective 1 May 2003, the Company adopted the new recommendation of CICA Handbook Section 3870 (Note 1i). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended April 30, 2004, the Company granted options to purchase up to 1,640,000 shares of the Company at exercise prices between $0.10 to $0.35 per share.  Of these options, 450,000 were granted to officers and directors of the Company.

The total fair value of the options granted was calculated to be $224,000 on the grant date.  Since the options were granted under a graded vesting schedule, $157,000 of the fair value has been recorded in the Company accounts under consulting fees during the year.  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	114.12%
Risk free interest rate	3.62%
Expected life of options	4 years

e)

Share Purchase Warrants

As at 31 July 2004, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date
1,000,000	$0.33	4 November 2004
1,089,472	$0.45	18 December 2004
950,000	$0.45	26 January 2005
50,000	$0.45	28 January 2005
3,745,000	$0.12	2 October 2005
2,495,000	$0.35	10 April 2006
1,300,000	$0.12	9 September 2006
1,600,000	$0.10	15 January 2007
1,000,000	$0.12	14 November 2007
13,229,472

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

9.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

During the period, the Company paid:

2004
Consulting fees to a company controlled by an officer of the Company	$3,300
Engineering fees to a company controlled by an officer of the Company	$12,200
Management fees to a company controlled by a director of the Company	$23,153
Rent to a company controlled by a director of the Company	$10,003
Accounting fees to a company controlled by an officer of the Company	$3,500

10.

Income Taxes

The Company has non-capital losses for income tax purposes of approximately $4,732,000 that may be applied against taxable income in future years and expire as follows:

Amount
2005	$772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	591,000
2011	725,000
$4,732,000

The Company also has approximately $3,271,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

11.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation due under the agreement is currently $7,718 per month plus benefits.The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004
Canadian Funds

11.

Commitments - Continued

b)

By an agreement dated 1 July 2000, the Company entered into a five-year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2005	$25,272
2006 (expires in June 2005)	$4,212

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Form 51-102F1

Annual Management Discussion and Analysis

For

CanAlaska Ventures Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Ventures Ltd. (the “Company” or “CanAlaska”) for the first quarter ended July 31, 2004 and should be read in conjunction with the financial statements for the first quarter ended July 31,2004 and related notes.  The date of this management discussion and analysis is September 28, 2004.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Exploration Projects

CanAlaska, is actively researching and acquiring Uranium projects in North America.  The Company has assigned priority to staking of projects within the Athabaskan basin in Canada, but is also reviewing other known mineral occurrences and production areas in Canada and the USA.  Additional work is being carried out to locate Uranium mineral deposits worldwide.

CanAlaska, is continuing to develop its exploration programs on New Zealand as we along with many others believe that New Zealand represents one of the great under-explored gold targets in this world. With a diverse suite of geologic terranes rich gold mining past and large areas of prospective ground, there exists the strong possibility for mega-deposits of the Pacific Rim type. In addition recent reconnaissance work, coupled with in depth geological studies has highlighted a striking similarity between the Tintina Gold Belt, Alaska (Pogo, True North, Ft Knox) and the geology of the west coast of the South Island of New Zealand. In addition to the considerable gold mining potential there are a host of PGM, Silver and base metal targets that remain, in essence, unexplored.

CanAlaska has selected several areas on which to focus its exploration activities which include a large epithermal system on the North Island, and a series of plutons, that may be the ultimate source for the rich placer goldfields of the west coast of the South Island. In addition to these targets, CanAlaska is actively continuing negotiations with potential partners to explore new areas in the Otago goldfields in the south of the South Island.

CanAlaska is also active within North America, and has recently acquired the right to earn a 100% interest in the Smoke Lake Property, Ontario. This property lies within the Hemlo Schreiber Greenstone belt, 25km northwest of the prolific Williams, Golden Giant and David Bell gold mines of the Hemlo Camp. The Hemlo Camp has produced approximately 24 million ounces of gold in less than 20 years (Canadian Mining Journal, June 2004). Gold was first discovered on the Property in 1994, and since then Smoke Lake has been intermittently explored. Multiple zones of high-grade gold mineralization and bonanza gold grades, assaying as high as 846.9 gm/t gold, have been discovered on the property. Previous exploration on the property has identified a large number of  targets requiring prioritization. CanAlaska will focus its exploration on refining several of these targets through additional prospecting and a detailed geochemical survey. The Company intends to establish drill targets and carry out drilling at the earliest opportunity.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska  for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years Ended April 30, (audited)
	2004	2003	2002
Total Revenues	$105,050	$142,213	$70,010
General and administrative expenses	742,922	$444,706	$431,071
Mineral property costs	171,313	261,805	273,611
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(742,922) (0.04)	(444,706) (0.03)	(431,071) (0.04)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(712,481) (0.03)	(558,663) (0.04)	(1,057,328) (0.09)
Totals Assets	4,510,989	2,461,291	2,796,220
Total long term liabilities	Nil	Nil	7,438
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31
	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	$2,113	$43,210	$22,999	$23,517	$15,324	$43,848	$49,456	$10,632
Net loss	137,391	359,605	183,468	124,268	45,140	352,653	33,479	115,259
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.02	0.01	0.01
Total assets	4,400,617	4,510,989	4,559,741	3,214,347	2,413,239	2,461,291	2,763,002	2,747,774

Results of operations

The three months ended July 31,2004 resulted in a net loss of $137,391 which compares with a loss of $45,140 for the same period in 2003. General and administrative expenses for the period ended July 31,2004 were $139,504 an increase of $80,300 over the same period in 2003. Stock-based compensation expense of $42,000 was recorded during the period. In the previous first quarter, no stock-based compensation amount was recorded.  Travel, food and lodging expense increased by $9,607 while all other general and administrative costs were relatively the same when compared to the first quarter of the previous fiscal year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.

Interest income was $2,113, an increase of $1,907 over the same period in 2003 as the Company had significantly higher cash balances.

For the first quarter ended July 31,2004, the Company incurred mineral property costs of $37,296 as compared to $421 for the same period in 2003. A $30,000 cash payment and 50,000 shares valued at $14,000 option payment were received under the Rainbow Hill, Alaska option agreement.  20,000 shares of Pacific North West Capital valued at $13,800 was also received under the Glitter Lake, Quebec option agreement.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $11,151 for the period ended July 31,2004, an increase of $10,166 over the same period in 2003.

Liquidity and Capital Resources

As at July 31,2004, the Company’s working capital, defined as current assets less current liabilities, was $1,557,528 compared with working capital of $1,625,636 at April 30,2004. Flow-through funds of $722,396 must be spent before Dec. 31, 2004 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the first quarter, no shares were issued for cash.

The Company has a portfolio of investments with a book value of $429,044 and market value of $774,534 as at July 31,2004. The main investments consist of 1,051,800 shares of Pacific North West Capital Corp. and 343,007 shares of Freegold Ventures Limited. Both these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 27,314,439 shares at July 31,2004.

Contractual Commitments

The Company is committed under an operating lease with a Company controlled by Harry Barr, the Chairman and Director, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2005.  The Company is also responsible for its proportionate share of property taxes and operating costs.

A Company controlled by Harry Barr is entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement is currently $7,718 per month plus benefits.  The Officer and Director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expires in 2007 and the Company may terminate the agreement at any time but will be responsible to pay one year’s compensation. See “related party transactions” for details.  No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the 31 July 2004 financial statements.

Fiscal year ended April 30,	2005	2006	Thereafter

Office lease	$25,272	$4,212	-

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the period ended July 31,2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based Compensation

During the previous fiscal year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after May 1, 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning May 1, 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow Through Shares

During the previous fiscal year, the Company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset Retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is assessing these requirements to ensure it complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash, accounts receivable, investments, restricted cash – flow-through, and accounts payable. Unless otherwise noted, it is management’s opinion that CanAlaska  is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value.  As at July 31,2004, there were 27,314,439 outstanding common shares.  During the period, no common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  This plan and its terms and outstanding balance are disclosed in Notes 8d to the  financial statements dated 31 July 2004.

Related Party Transactions

A total of $23,153 was paid to a Company controlled by Harry Barr, an Officer and Director of the Company for management services during the first three months ended July 31,2004. Mr. Barr currently receives a management fee of $7,718 per month.   Pursuant to an office lease agreement dated July 11, 2000, a total of $10,003 was paid to a Company controlled by Harry Barr for office rent.   A total of $12,200 was paid to a Company controlled by Peter Dasler, an Officer of the Company for geological consulting services.  A total of $3,300 was paid to a Company controlled by Taryn Downing, an Officer of the Company for corporate secretarial services.  A total of $3,500 was paid to a Company controlled by Gord Steblin, an Officer of the Company for accounting services.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

CanAlaska currently has two option agreements in which other companies are earning an interest in CanAlaska’s projects by carrying all costs and making significant exploration expenditures.  The Company ended 2004 with a stronger cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Management Discussion & Analysis. A copy of this Management Discussion & Analysis will be provided to anyone who requests it.

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of CanAlaska Ventures Ltd certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CanAlaska Ventures Ltd for the interim period ending July 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

September 28, 2004

Per:

“Harry Barr”

_________________________

Harry Barr

Chief Executive Officer

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Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Gordon Steblin, CFO of CanAlaska Ventures Ltd certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CanAlaska Ventures Ltd for the interim period ending July 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:

September 28, 2004

Per:

“Gordon Steblin”

_________________________

Gordon Steblin

Chief Financial Officer

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